Exhibit 99.1

VNET Files Its Annual Report on Form 20-F for Fiscal Year 2022

BEIJING, April 26, 2023 /PRNewswire/ -- VNET Group, Inc. (NASDAQ: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2022 with the Securities and Exchange Commission (the “SEC”) on April 26, 2023 Eastern Time. The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at https://ir.vnet.com/.

The Company will provide hard copies of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@vnet.com or the Company’s Investor Relations Department at VNET Group, Inc., Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, People’s Republic of China.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Investor Relations Contact:

Xinyuan Liu
Tel: +86 (10) 8456-2121
Email: ir@vnet.com